Exhibit 99.2

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED

SEPTEMBER 30, 2021 AND 2020

Maverix Metals Inc. Condensed Consolidated Interim Statements of Financial Position
(in thousands of United States dollars - unaudited)

	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$40,556	$7,760
Accounts receivable	6,971	13,533
Prepaid gold interest (Note 5)	7,429	-
Investments (Note 6)	4,005	18,238
Asset held for sale (Note 3)	-	1,500
Prepaid expenses and other	1,051	653
Total current assets	60,012	41,684

Non-current assets
Royalty, stream and other interests (Notes 3 and 4)	298,209	334,210
Prepaid gold interest (Note 5)	40,852	-
Investments (Note 6)	-	1,000
Deferred financing costs and other	1,285	960
Deferred tax asset (Note 13)	192	1,753
Total assets	$400,550	$379,607

Liabilities
Current liabilities
Trade and other payables	$3,153	$3,285
Deferred revenue	833	3,333
Total current liabilities	3,986	6,618

Non-current liabilities
Credit facility (Note 7)	23,500	32,000
Deferred tax liability (Note 13)	3,524	-
Total liabilities	31,010	38,618

Equity
Capital and reserves
Share capital (Note 8a)	334,429	318,530
Reserves	9,937	10,654
Accumulated other comprehensive income	1,385	4,326
Retained earnings	23,789	7,479
Total equity	369,540	340,989
Total liabilities and equity	$400,550	$379,607

Contractual Obligations (Note 16) Subsequent Events (Note 17) The accompanying notes are an integral part of these condensed consolidated interim financial statements.
ON BEHALF OF THE BOARD:

“signed”	Geoff Burns, Director	“signed”	Dan O’Flaherty, Director

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Income and Comprehensive Income

(in thousands of United States dollars, except for per share and share data – unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2021	2020	2021	2020
Royalty revenue (Note 14)	$7,983	$8,689	$22,865	$22,549
Sales (Note 14)	5,675	6,162	18,182	12,563
Total revenue	13,658	14,851	41,047	35,112

Cost of sales, excluding depletion	(3,072)	(1,522)	(6,256)	(3,392)
Depletion (Note 4)	(3,317)	(4,610)	(10,776)	(11,960)
Total cost of sales	(6,389)	(6,132)	(17,032)	(15,352)
Gross profit	7,269	8,719	24,015	19,760

Administration expenses (Note 9)	(1,395)	(1,052)	(4,181)	(3,540)
Project evaluation expenses (Note 9)	(893)	(642)	(3,171)	(2,550)
Income from operations	4,981	7,025	16,663	13,670

Other income and expenses
Gain on royalty transactions (Note 3)	-	9,291	10,983	9,291
Gain on conversion of debenture (Note 3)	-	-	2,410	-
Foreign exchange (loss) gain	(191)	396	(238)	160
Other (expense) income	(87)	2,910	(83)	2,840
Finance expense	(250)	(588)	(764)	(2,095)
Income before income taxes	4,453	19,034	28,971	23,866

Income tax expense (Note 13)	(1,624)	(4,597)	(7,665)	(5,493)
Net income	$2,829	$14,437	$21,306	$18,373

Earnings per share (Note 10)
Basic earnings per share	$0.02	$0.11	$0.15	$0.15
Diluted earnings per share	$0.02	$0.11	$0.14	$0.14

Weighted average number of common shares outstanding:
Basic	144,545,083	128,173,686	142,195,423	123,361,892
Diluted	148,849,878	133,985,765	149,088,176	133,728,774

Other Comprehensive Income
Net income	$2,829	$14,437	$21,306	$18,373
Item that will not be subsequently re-classified to net income:
Changes in fair value of investments, net of tax (Note 6)	(1,618)	4,206	(2,941)	3,940
Comprehensive income	$1,211	$18,643	$18,365	$22,313

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Cash Flows

(in thousands of United States dollars - unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2021	2020	2021	2020
Operating activities
Net income for the period	$2,829	$14,437	$21,306	$18,373

Depletion and amortization	3,355	4,647	10,888	12,070
Non-cash cost of sales related to prepaid gold interest (Note 5)	1,816	-	1,816	-
Income tax expense	1,624	4,597	7,665	5,493
Share-based compensation	446	375	1,216	1,290
Finance expense	250	588	764	2,095
Foreign exchange (gain) loss	(193)	(33)	69	(60)
Unrealized loss (gain) on warrants	33	(2,902)	41	(2,828)
Withholding and income taxes paid	(478)	(1,577)	(2,379)	(2,089)
Gain on royalty transactions (Note 3)	-	(9,291)	(10,983)	(9,291)
Gain on conversion of debenture (Note 3)	-	-	(2,410)	-
Changes in non-cash working capital (Note 11)	(404)	2,951	3,577	201
Net cash provided by operating activities	$9,278	$13,792	$31,570	$25,254

Investing activities
Acquisition of royalty, stream and other interests (Note 3 and 4)	3	46	(7,142)	32
Acquisition of prepaid gold interest (Note 5)	(50,097)	-	(50,097)	-
Proceeds from royalty transactions and other (Note 3)	1,500	12,231	51,000	12,231
Acquisition of investments (Note 6)	(393)	-	(393)	(1,000)
Proceeds from disposal of equity investments (Note 6)	-	-	11,186	-
Right of first refusal proceeds	-	-	-	12,000
Net cash (used in) provided by investing activities	$(48,987)	$12,277	$4,554	$23,263

Financing activities
Proceeds from credit facility (Note 7)	23,500	-	23,500	20,000
Repayment of credit facility (Note 7)	-	(41,000)	(32,000)	(54,000)
Financing costs and interest paid	(677)	(746)	(1,053)	(2,005)
Dividends paid (Note 8e)	(1,823)	(2,564)	(4,996)	(4,957)
Proceeds from exercise of warrants and stock options (Note 8b and 8c)	9,933	177	11,226	15,955
Net cash provided (used in) by financing activities	$30,933	$(44,133)	$(3,323)	$(25,007)

Effect of exchange rate changes on cash and cash equivalents	21	40	(5)	57
(Decrease) increase in cash and cash equivalents	(8,755)	(18,024)	32,796	23,567
Cash and cash equivalents at the beginning of the period	49,311	46,419	7,760	4,828
Cash and cash equivalents	$40,556	$28,395	$40,556	$28,395

Supplemental cash flow information (Note 11)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Changes in Equity

(in thousands of United States dollars, except for number of shares - unaudited)

	Issued shares	Share capital $	Share warrant reserve $	Share option reserve $	Accumulated other comprehensive income $	Retained earnings $	Total equity $
As at December 31, 2020	140,488,309	318,530	6,609	4,045	4,326	7,479	340,989
Total comprehensive income	-	-	-	-	(2,941)	21,306	18,365
Dividends declared (Note 8e)	-	-	-	-	-	(4,996)	(4,996)
Shares issued for Royalty Portfolio (Note 3)	491,071	2,740	-	-	-	-	2,740
Shares issued for warrants exercised (Note 8b)	4,125,000	11,183	(1,250)	-	-	-	9,933
Shares issued for options exercised (Note 8c)	739,949	1,971	-	(678)	-	-	1,293
Share-based compensation	1,026	5	-	1,211	-	-	1,216
As at September 30, 2021	145,845,355	334,429	5,359	4,578	1,385	23,789	369,540

As at December 31, 2019	119,578,489	237,509	10,999	3,010	1,262	(11,074)	241,706
Total comprehensive income	-	-	-	-	3,940	18,373	22,313
Dividends declared (Note 8e)	-	-	-	-	-	(3,761)	(3,761)
Shares issued for warrants exercised (Note 8b)	8,250,000	19,922	(4,390)	-	-	-	15,532
Shares issued for options exercised (Note 8c)	410,580	812	-	(390)	-	-	422
Share-based compensation	9,240	35	-	1,255	-	-	1,290
As at September 30, 2020	128,248,309	258,278	6,609	3,875	5,202	3,538	277,502

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Month Periods Ended September 30, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise- unaudited)

1.	NATURE OF OPERATIONS

Maverix Metals Inc. (“Maverix” or the “Company”) is incorporated and domiciled in Canada and its registered head office address is Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada. The Company’s common shares trade on the New York Stock Exchange American and Toronto Stock Exchange under the symbol “MMX”.

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (a “Stream” or “Streams”) on projects that are in an advanced stage of development, on operating mines producing precious or other metals, or in some circumstances, exploration stage projects or other interests. Royalty interests (“Royalty” or collectively, “Royalties”) are non-operating interests in mining projects that provide Maverix with the right to a percentage of the gross revenue from the metals produced from the project (a “Gross Revenue Royalty” or “GRR”) or the net revenue after the deduction of specified costs (a “Net Smelter Returns Royalty” or “NSR” royalty). Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed or variable price per unit based on the spot price of the precious or other metal, a percentage of a mine’s production for the life of mine or a specified time period.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors of the Company on November 15, 2021.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020 (the “2020 Annual Financial Statements”).

The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s 2020 Annual Financial Statements, with the exception of the new accounting policy described in Note 2(d). The Company’s interim results are not necessarily indicative of its results for a full year.

b)	Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. The condensed consolidated interim financial statements are presented in United States dollars (“USD”), unless otherwise noted.

c)	Estimation Uncertainty and COVID-19

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far reaching. To date there has been significant volatility in the stock market and in the commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. In the current environment, estimates and assumptions about future production, commodity prices, exchange rates, discount rates, future capital expansion plans and associated production implications at the underlying mines and other interests in which the Company holds a royalty or stream interest are subject to greater variability than normal, which could significantly affect the valuation of our assets, both non-financial and financial. As at September 30, 2021, the Company has not recorded any adjustments related to the COVID-19 pandemic.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Month Periods Ended September 30, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise- unaudited)

d)	New Accounting Policy

Prepaid Gold Interest

The Company purchases certain estimated amounts of gold by providing an initial deposit that is recorded as a prepaid gold interest. The prepaid gold interest meets the definition of a financial asset in accordance with financial instrument standards and is classified as fair value through profit or loss and measured at fair value at the end of each reporting period. Any change in fair value arising on remeasurement is recognized as a component of net income.

Gold deliveries are recorded in inventory at fair value and the difference between the fair value of the gold on the delivery date less any ongoing payment is reflected as a partial settlement of the prepaid gold interest. At the time such gold inventory is sold, the amounts recognized in inventory are recorded as cost of sales.

The current portion of the prepaid gold interest is determined at each reporting date based on the fair value of the estimated gold to be delivered in the following year.

3.	ROYALTY AND STREAM TRANSACTIONS

a)	During the Nine Months Ended September 30, 2021

Royalty Portfolio

In June 2021, the Company completed the Purchase and Sale Agreement entered into with Pan American Silver Corp. (“Pan American”) to acquire a portfolio of six royalties (the “Royalty Portfolio”). As consideration for the Royalty Portfolio, the Company issued 491,071 common shares and paid $7.0 million in cash.

The fair value of the Royalty Portfolio acquired was determined to be $9.8 million. The Company used comparable transactions for exploration or other assets to determine the fair value of the individual assets within the Royalty Portfolio. The excess of the fair value of the Royalty Portfolio of $9.8 million over the cash consideration paid of $7.0 million was allocated to the common shares.

The significant royalties acquired in the Royalty Portfolio include the 1.0%-2.5% NSR royalty on the Fenn-Gib gold project owned by Mayfair Gold Corp. and the 3.0% NSR royalty on the Recuperada project owned by Silver X Mining Corp. The Company also acquired four exploration stage royalties, of which, there are two in Canada and one in each of the United States and Mexico.

Hope Bay

In August 2019, Maverix entered into an agreement to purchase an additional 1.5% NSR royalty on the Hope Bay mine in Nunavut, Canada, previously owned and operated by TMAC Resources Inc. (“TMAC”) for a cash payment of $40.0 million (the “Additional Royalty”). Under the Additional Royalty agreement, TMAC had the right to buy back the entire Additional Royalty for a cash payment of $50.0 million in the event of a change of control transaction of TMAC (as defined in the Additional Royalty agreement) that was announced prior to June 30, 2021.

In February 2021, Agnico Eagle Mines Limited (“Agnico Eagle”) completed the acquisition of TMAC. Concurrent with the acquisition, Agnico Eagle provided notice to the Company and exercised the buy back right with respect to 1.5% of the total 2.5% NSR royalty the Company owned on the Hope Bay mine. As a result of the buy back, the Company received $50.0 million and recorded a gain on the buy back of the Hope Bay royalty interest of $11.0 million. The Company has retained a 1% NSR royalty on the Hope Bay mine that is not subject to any reductions.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Month Periods Ended September 30, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise- unaudited)

Additional El Mochito Stream

In March 2021, Maverix converted all amounts outstanding under a $1.0 million convertible debenture into an additional 5% silver Stream on the operating El Mochito mine on the same terms as the existing El Mochito silver Stream (the “Additional Silver Stream”). The Company used a discounted cash flow model to determine the fair value of the Additional Silver Stream and recognized a $2.4 million gain on the conversion of the debenture. The discounted cash flow model used a discount rate of 10% and a silver price based on analyst metal price projections and management expectations. Upon conversion, Maverix has a 27.5% silver Stream on the El Mochito mine.

b)	During the Year Ended December 31, 2020

Newmont Portfolio Acquisition

In October 2020, the Company completed the Purchase and Sale Agreement (the “Agreement”) entered into with Newmont Corporation (“Newmont”) to acquire a portfolio of 11 royalties (the “Newmont Portfolio”). As consideration for the Newmont Portfolio, the Company issued 12,000,000 common shares and paid $15.0 million in cash and has agreed to make contingent cash payments of up to $15.0 million if certain production milestones at certain underlying assets are achieved within five years of closing the Agreement.

Certain of the royalties that were due to be transferred pursuant to the Agreement were subject to certain restrictions on transfer, including a right of first refusal that permitted the underlying property owner the right to repurchase the specific royalty for cash consideration. The Company has committed to dispose the 1.0% NSR royalty on the Yecora project for cash consideration of $1.5 million. The Yecora royalty has been classified as an asset held for sale at the time of acquisition and at December 31, 2020. The Yecora royalty sale was completed during the three months ended September 30, 2021.

The fair value of the Newmont Portfolio acquired was determined to be $75.0 million. The Company used discounted cash flow models for near-term development assets and comparable transactions for exploration or other assets to determine the fair value of the individual assets within the Newmont Portfolio. The discounted cash flow models used discount rates of 4% to 15% depending on the stage and risk profile of the assets. Metal prices were based on analyst metal price projections and management expectations.

The excess of the fair value of the Newmont Portfolio of $75.0 million over the cash consideration paid of $15.0 million was allocated to the common shares.

The significant royalties acquired in the Newmont Portfolio include the 2.0% NSR royalty on the oxide and transitional ore of the Camino Rojo project owned by Orla Mining Ltd. and the 1.0% NSR royalty on the Cerro Blanco project owned by Bluestone Resources Inc. The Company also acquired nine development and exploration stage royalties, of which, there are four in the United States, two in Canada and three in Mexico.

Beta Hunt Royalty Amendment

In September 2020, Maverix closed an agreement with Karora Resources Inc. to reduce the gold royalty on the Beta Hunt mine from 7.5% to 4.75%, effective July 1, 2020 (the “Amendment”). Upon closing the Amendment, Maverix received $13.0 million for the reduction of its royalty interest in the Beta Hunt mine and received $2.5 million of the $5.0 million one-time bonus royalty (the “Bonus Royalty Payment”). The remaining $2.5 million of the Bonus Royalty Payment owing was due in January 2021. The Bonus Royalty Payment was recorded as deferred revenue and is being amortized into royalty revenue over approximately one and a half years. The Company recorded $3.1 million in tax expense during the three and nine months ended September 30, 2020 as a result of the Amendment.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Month Periods Ended September 30, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise- unaudited)

4.	ROYALTY, STREAM AND OTHER INTERESTS

As at and for the nine month period ended September 30, 2021:

		Cost			Accumulated Depletion
		Opening	Additions/ (Disposals)	Ending	Opening	Depletion	Disposals	Ending	Carrying Amount
	Country	$	$	$	$	$	$	$	$
Beta Hunt	AUS	9,421	-	9,421	(4,763)	(561)	-	(5,324)	4,097
Camino Rojo	MEX	40,173	22	40,195	-	-	-	-	40,195
Cerro Blanco	GTM	16,069	-	16,069	-	-	-	-	16,069
Cerro Casale	CHL	7,053	-	7,053	-	-	-	-	7,053
Converse	USA	10,039	-	10,039	-	-	-	-	10,039
DeLamar	USA	9,068	-	9,068	-	-	-	-	9,068
El Mochito	HON	7,734	3,410	11,144	(2,638)	(1,199)	-	(3,837)	7,307
Florida Canyon	USA	12,823	-	12,823	(2,901)	(622)	-	(3,523)	9,300
Gemfield	USA	8,799	-	8,799	-	-	-	-	8,799
Hope Bay	CAN	63,324	(40,019)	23,305	(3,621)	(341)	1,502	(2,460)	20,845
Karma	BFA	20,080	-	20,080	(6,054)	(1,285)	-	(7,339)	12,741
La Colorada	MEX	17,400	-	17,400	(4,433)	(763)	-	(5,196)	12,204
McCoy-Cove	USA	18,553	-	18,553	-	-	-	-	18,553
Moose River	CAN	3,700	-	3,700	(2,387)	(412)	-	(2,799)	901
Moss	USA	20,283	-	20,283	(5,097)	(1,729)	-	(6,826)	13,457
Mt Carlton	AUS	9,436	-	9,436	(6,742)	(1,154)	-	(7,896)	1,540
Omolon	RUS	10,093	-	10,093	(3,492)	(1,675)	-	(5,167)	4,926
San Jose	MEX	5,500	-	5,500	(2,893)	(732)	-	(3,625)	1,875
Silvertip	CAN	4,340	-	4,340	(454)	-	-	(454)	3,886
Vivien	AUS	3,301	-	3,301	(2,847)	(186)	-	(3,033)	268
Other	Various	100,769	9,860	110,629	(15,426)	(117)	-	(15,543)	95,086
Total(1)		397,958	(26,727)	371,231	(63,748)	(10,776)	1,502	(73,022)	298,209

(1)	Royalty, stream and other interests include non-depletable assets of $80.4 million and depletable assets of $217.8 million.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Month Periods Ended September 30, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise- unaudited)

As at and for the year ended December 31, 2020:

		Cost			Accumulated Depletion
		Opening	Additions/ (Disposals)	Ending	Opening	Depletion	Disposals	Ending	Carrying Amount
	Country	$	$	$	$	$	$	$	$
Beta Hunt	AUS	14,875	(5,454)	9,421	(6,638)	(706)	2,581	(4,763)	4,658
Camino Rojo	MEX	-	40,173	40,173	-	-	-	-	40,173
Cerro Blanco	GTM	-	16,069	16,069	-	-	-	-	16,069
Cerro Casale	CHL	7,053	-	7,053	-	-	-	-	7,053
Converse	USA	10,039	-	10,039	-	-	-	-	10,039
DeLamar	USA	9,068	-	9,068	-	-	-	-	9,068
El Mochito	HON	7,710	24	7,734	(1,516)	(1,122)	-	(2,638)	5,096
Florida Canyon	USA	12,823	-	12,823	(2,189)	(712)	-	(2,901)	9,922
Gemfield	USA	8,799	-	8,799	-	-	-	-	8,799
Hope Bay	CAN	63,324	-	63,324	(1,950)	(1,671)	-	(3,621)	59,703
Karma	BFA	20,080	-	20,080	(4,062)	(1,992)	-	(6,054)	14,026
La Colorada	MEX	17,400	-	17,400	(3,262)	(1,171)	-	(4,433)	12,967
McCoy-Cove	USA	18,553	-	18,553	-	-	-	-	18,553
Moose River	CAN	3,700	-	3,700	(1,544)	(843)	-	(2,387)	1,313
Moss	USA	20,283	-	20,283	(1,617)	(3,480)	-	(5,097)	15,186
Mt Carlton	AUS	9,436	-	9,436	(4,638)	(2,104)	-	(6,742)	2,694
Omolon	RUS	10,076	17	10,093	(399)	(3,093)	-	(3,492)	6,601
San Jose	MEX	5,500	-	5,500	(2,302)	(591)	-	(2,893)	2,607
Silvertip	CAN	4,340	-	4,340	(454)	-	-	(454)	3,886
Vivien	AUS	3,301	-	3,301	(2,593)	(254)	-	(2,847)	454
Other	Various	83,375	17,394	100,769	(15,166)	(260)	-	(15,426)	85,343
Total(1)		329,735	68,223	397,958	(48,330)	(17,999)	2,581	(63,748)	334,210

(1)	Royalty, stream and other interests include non-depletable assets of $76.0 million and depletable assets of $258.2 million.

5.	PREPAID GOLD INTEREST

In September 2021, Maverix entered into an agreement with Auramet Capital Partners, L.P., a subsidiary of Auramet International LLC (“Auramet”), to acquire a prepaid gold interest and enter into a long-term strategic partnership. The Company made a cash payment of $50.0 million to acquire a gold interest that will deliver 1,250 ounces of gold plus an amount of gold that is equivalent to all dividends distributed by Auramet on 2% of its shares to Maverix per quarter (the “Prepaid Gold Interest”). Maverix will make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On and after ten years and 50,000 ounces of gold have been delivered to Maverix, Auramet shall have the option to terminate the stream for a cash payment of $5 million less certain cash flows related to the gold deliveries.

The Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss. The fair value is determined using a discounted cash flow model based on estimated gold deliveries and analyst gold price projections and management expectations.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Month Periods Ended September 30, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise- unaudited)

The following table summarizes the Prepaid Gold Interest balance as at September 30, 2021 and changes from the acquisition date:

Prepaid Gold Interest
Opening Balance	$50,097
Gold delivery	(1,816)
Balance at September 30, 2021	48,281
Less: Current portion	(7,429)
Non-current portion	$40,852

The non-cash partial settlement of the Prepaid Gold Interest included in cost of sales for the three and nine months ended September 30, 2021 is $1.8 million ($nil in comparable periods).

6.	INVESTMENTS

As at and for the nine month period ended September 30, 2021:

	Balance at December 31, 2020	Additions	Disposals	Fair Value Adjustments	Debenture Conversion	Balance at September 30, 2021
Short-term investments:
Common shares(1)	$18,190	$393	$(11,187)	$(3,398)	$-	$3,998
Warrants(2)	48	-	-	(41)	-	7
Total short-term investments	$18,238	$393	$(11,187)	$(3,439)	$-	$4,005

Non-current investment:
Convertible debenture(2)	$1,000	$-	$-	$2,410	$(3,410)	$-
Total investments	$19,238	$393	$(11,187)	$(1,029)	$(3,410)	$4,005

(1)	Fair value adjustments recorded within Other comprehensive income.
(2)	Fair value adjustments recorded within Net income.

As at and for the year ended December 31, 2020:

	Balance at December 31, 2019	Additions	Disposals	Exercise and Transfers	Fair Value Adjustments	Balance at December 31, 2020
Short-term investments:
Common shares(1)	$-	$8,205	$(501)	$7,020	$3,466	$18,190
Warrants(2)	-	8	-	(1,851)	1,891	48
Total short-term investments	$-	$8,213	$(501)	$5,169	$5,357	$18,238

Non-current investments
Common shares(1)	$7,006	$1,519	$(1,505)	$(7,020)	$-	$-
Convertible debenture(2)	-	1,000	-	-	-	1,000
Warrants(2)	142	-	-	(142)	-	-
Total non-current investments	$7,148	$2,519	$(1,505)	$(7,162)	$-	$1,000
Total investments	$7,148	$10,732	$(2,006)	$(1,993)	$5,357	$19,238

(1)	Fair value adjustments recorded within Other comprehensive income.
(2)	Fair value adjustments recorded within Net income.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Three and Nine Month Periods Ended September 30, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

7.	CREDIT FACILITY

In September 2021, the Company amended and increased its revolving credit facility to borrow up to $160.0 million (the “Credit Facility”). Amounts drawn on the Credit Facility are subject to interest at LIBOR plus 1.875% to 3.00% per annum, and the undrawn portion is subject to a standby fee of 0.422% to 0.675% per annum, both of which are dependent on the Company's leverage ratio (as defined in the Credit Facility agreement). The Credit Facility has a term of 4 years, maturing in September 2025.

The following table summarizes the Company’s Credit Facility as at September 30, 2021 and changes during the nine month period then ended:

Credit Facility
Balance at December 31, 2019	$69,000
Proceeds	20,000
Repayment	(57,000)
Balance at December 31, 2020	32,000
Proceeds	23,500
Repayment	(32,000)
Balance at September 30, 2021	$23,500

Amortization of the deferred financing costs related to the Credit Facility for the three and nine month periods ended September 30, 2021 were $0.1 million and $0.3 million, respectively ($0.1 million and $0.3 million for the comparable periods in 2020). As at September 30, 2021, the Company was in compliance with all of the covenants related to the Credit Facility.

8.	SHARE CAPITAL

a)	Authorized, Issued and Outstanding shares

The Company is authorized to issue an unlimited number of common shares without par value and preferred shares. No preferred shares have been issued.

b)	Share Purchase Warrants

The following table summarizes warrants which were outstanding and exercisable as at September 30, 2021 and 2020 and changes during the nine month periods then ended:

	Number of warrants outstanding	Weighted average exercise price per warrant
Balance at December 31, 2020	10,000,000	$2.84
Exercised	(4,125,000)	$2.41
Balance at September 30, 2021	5,875,000	$3.15

Balance at December 31, 2019	18,250,000	$2.41
Exercised	(8,250,000)	$1.89
Balance at September 30, 2020	10,000,000	$2.84

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Three and Nine Month Periods Ended September 30, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

A listing of the Company’s outstanding warrants as at September 30, 2021 is presented below:

Number outstanding	Exercise Price	Expiry Date
875,000	$2.41	December 23, 2021
5,000,000	$3.28	June 29, 2023
5,875,000

In July 2021, 4,125,000 common share purchase warrants were exercised for gross proceeds of $9.9 million to the Company. At the time of exercise, the weighted-average common share price of the warrants exercised during the three and nine months ended September 30, 2021 was $4.83 per share.

In June 2020, 8,250,000 common share purchase warrants were exercised for gross proceeds of $15.6 million to the Company. At the time of exercise, the weighted-average common share price of the warrants exercised during the nine months ended September 30, 2020 was $4.29 per share.

c)	Share Based Payments - Share Option Plan

The following table summarizes stock options which were outstanding and exercisable as at September 30, 2021 and 2020 and changes during the nine month periods then ended:

	Number of Options Outstanding	Weighted average exercise price per option (CAD$)
Balance at December 31, 2020	4,068,884	$4.05
Granted	827,565	$6.57
Exercised	(739,949)	$2.44
Forfeited	(131,007)	$5.17
Balance at September 30, 2021	4,025,493	$4.83

Options which have vested and are exercisable as at September 30, 2021	2,640,054	$4.16

Balance at December 31, 2019	3,834,119	$3.31
Granted	953,255	$5.21
Exercised	(410,580)	$1.34
Forfeited	(67,910)	$5.17
Balance at September 30, 2020	4,308,884	$3.89

A summary of the Company’s outstanding stock options as at September 30, 2021 is presented below:

Number outstanding	Exercise Price (CAD$)	Expiry Date
562,444	$2.80	April 28, 2022
81,194	$2.80	May 30, 2022
696,485	$3.30	May 31, 2023
722,057	$5.18	April 3, 2024
50,000	$6.48	August 9, 2024
268,313	$5.83	December 12, 2024
787,435	$5.17	March 10, 2025
30,000	$6.54	June 24, 2025
827,565	$6.57	March 26, 2026
4,025,493

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Three and Nine Month Periods Ended September 30, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

The following are the weighted average assumptions used in the Black-Scholes Model to estimate the fair value of stock options granted for the nine months ended September 30, 2021 and 2020:

	Nine months ended
	September 30
	2021	2020
Risk-free interest rate	0.5%	0.6%
Expected volatility	46%	45%
Expected life	3 years	3 years
Expected dividend yield	0.8%	1.1%

At the time of exercise, the weighted-average common share price of the options exercised during the nine months ended September 30, 2021 was $5.25 per share. No options were exercised during the three months ended September 30, 2021. At the time of exercise, the weighted-average common share price of the options exercised during the three and nine months ended September 30, 2020 was $4.52 and $4.64 per share, respectively. The weighted average remaining contractual life of the options as at September 30, 2021 was 2.71 years (2020: 2.86 years).

d)	Share Based Payments –Restricted Share Unit (“RSU”) Plan

The following table summarizes RSUs which were outstanding as at September 30, 2021 and 2020 and changes during the periods then ended:

	Number of RSUs Outstanding	Weighted average fair value per RSU (CAD$)
Balance at December 31, 2020	192,694	$5.72
Granted	184,613	$6.96
Balance at September 30, 2021	377,307	$6.32

Balance at December 31, 2019	97,027	$5.82
Granted	103,351	$5.56
Forfeited	(10,155)	$5.17
Balance at September 30, 2020	190,223	$5.71

e)	Dividends

During the nine months ended September 30, 2021, the Board of Directors of the Company declared dividends of $0.0125, $0.0125 and $0.01 per common share ($0.01, $0.01 and $0.01 per common share for the comparable period in 2020).

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Three and Nine Month Periods Ended September 30, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

9.	OPERATING EXPENSES BY NATURE

	Three months ended		Nine months ended
	September 30		September 30
	2021	2020	2021	2020
Compensation and benefits	$1,078	$926	$3,931	$3,276
Corporate administration	311	228	805	753
Listing and filing fees	207	30	412	208
Professional fees	208	98	876	453
Amortization	38	37	112	110
Operating expenses before share-based compensation	1,842	1,319	6,136	4,800
Share-based compensation	446	375	1,216	1,290
Total operating expenses	$2,288	$1,694	$7,352	$6,090

10.	EARNINGS PER SHARE

Basic and diluted earnings per share is calculated based on the following:

	Three months ended		Nine months ended
	September 30		September 30
	2021	2020	2021	2020
Net income	$2,829	$14,437	$21,306	$18,373
Basic weighted average number of shares	144,545,083	128,173,686	142,195,423	123,361,892
Basic earnings per share	$0.02	$0.11	$0.15	$0.15
Effect of dilutive securities
Warrants	3,300,348	4,028,770	5,530,845	8,593,062
Stock options	878,576	1,724,924	1,225,792	1,721,281
RSUs	125,871	58,385	136,116	52,539
Diluted weighted average number of common shares	148,849,878	133,985,765	149,088,176	133,728,774
Diluted earnings per share	$0.02	$0.11	$0.14	$0.14

The following table lists the weighted average number of warrants, stock options and RSUs which were excluded from the computation of diluted earnings per share because the exercise prices plus the unamortized share-based compensation per share exceeded the average market value of the common shares during the three and nine month periods ending September 30, 2021 of $4.78 and $5.26, respectively ($4.76 and $4.53 for the comparable periods in 2020).

	Three months ended		Nine months ended
	September 30		September 30
	2021	2020	2021	2020
Warrants	-	-	-	-
Stock options	907,565	320,270	599,898	318,970
RSUs	74,368	1,263	36,775	424

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Three and Nine Month Periods Ended September 30, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

11.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended		Nine months ended
	September 30		September 30
Changes in non-cash working capital:	2021	2020	2021	2020
Accounts receivable	$90	$(2,992)	$6,494	$(4,787)
Prepaid expenses and other	88	343	(401)	(222)
Trade and other payables	251	1,433	(16)	1,043
Deferred revenue	(833)	4,167	(2,500)	4,167
Changes in non-cash working capital	$(404)	$2,951	$3,577	$201

Significant non-cash transactions:
Equity issued for Royalty Portfolio (Note 3)	$-	$-	$2,740	$-
Conversion of debenture (Note 3)	-	-	3,410	-
Settlement of receivables in equity investments	-	-	-	1,519

Cash and cash equivalents at the end of the period:
Cash at bank	$40,556	$28,395	$40,556	$28,395

12.	RELATED PARTY DISCLOSURES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2021	2020	2021	2020
Compensation and benefits	$948	$790	$3,366	$2,817
Share-based compensation	289	335	881	1,127
Total compensation	$1,237	$1,125	$4,247	$3,944

During the three and nine month periods ended September 30, 2021, the Company purchased $0.3 million and $1.3 million, respectively ($0.7 million and $1.8 million for the comparable periods in 2020), of refined gold from Pan American at a price of $650 per ounce purchased under its La Colorada gold Stream agreement (Note 16). The Company also completed the acquisition of a Royalty Portfolio from Pan American during the nine months ended September 30, 2021 (Note 3). As a consequence of its shareholding and other factors, Pan American is deemed to have significant influence over the Company.

The Company completed the acquisition of the Newmont Portfolio during the year ended December 31, 2020 (Note 3b). As a consequence of its shareholding and other factors, Newmont is deemed to have significant influence over the Company.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Three and Nine Month Periods Ended September 30, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

13.	INCOME TAXES

Income tax recognized in net income is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2021	2020	2021	2020
Current tax expense	$723	$5,784	$2,112	$6,680
Deferred tax expense	901	(1,187)	5,553	(1,187)
Income tax expense	$1,624	$4,597	$7,665	$5,493

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income before income taxes due to the following:

	Three months ended		Nine months ended
	September 30		September 30
	2021	2020	2021	2020
Income before income taxes	$4,453	$19,034	$28,971	$23,866
Statutory tax rate	27%	27%	27%	27%
Expected income tax expense	$1,202	$5,139	$7,822	$6,444

Increase (decrease) due to:
Foreign tax rate differences	89	351	289	510
Non-deductible expenses	120	102	328	340
Withholding taxes	178	176	576	346
Change in unrecognized temporary differences	(583)	(787)	(748)	(1,684)
Recognition of temporary differences	502	(1,187)	(964)	(1,187)
Effect of true-ups in prior year temporary and other differences	116	803	362	724
Income tax expense	$1,624	$4,597	$7,665	$5,493

Deferred tax assets and liabilities

The following table summarizes the composition of the Company’s deferred tax assets and liabilities as at September 30, 2021 and December 31, 2020:

	September 30, 2021	December 31, 2020
Deferred tax assets
Non-capital losses	$-	$15,574
Deferred revenue	192	930
Royalty, stream and other interests	-	(14,751)
Total deferred tax assets	$192	$1,753

Deferred tax liabilities
Non-capital losses	$12,714	$-
Investments and other	649	-
Royalty, stream and other interests	(16,887)	-
Total deferred tax liabilities	$(3,524)	$-

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Three and Nine Month Periods Ended September 30, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

14.	SEGMENT INFORMATION

For the three months ended September 30, 2021:

	Primary	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Gain on royalty buy back	Income before taxes	Cash from (used in) operations
	Product	$	$	$	$	$	$	$
Auramet (USA)	Gold	-	2,166	(2,166)	-	-	-	1,816
Beta Hunt (AUS)	Gold	2,706	-	-	(195)	-	2,511	1,979
El Mochito (HON)	Silver	-	1,744	(439)	(326)	-	979	1,305
Florida Canyon (USA)	Gold	809	-	-	(225)	-	584	759
Hope Bay (CAN)	Gold	340	-	-	(115)	-	225	321
Karma (BFA)	Gold	632	-	-	(393)	-	239	746
La Colorada (MEX)	Gold	-	707	(256)	(142)	-	309	451
Moose River (CAN)	Gold	207	-	-	(73)	-	134	500
Moss (USA)	Silver	-	1,058	(211)	(358)	-	489	848
Mt Carlton (AUS)	Gold	919	-	-	(442)	-	477	1,003
Omolon (RUS)	Gold	1,152	-	-	(758)	-	394	622
San Jose (MEX)	Silver	629	-	-	(248)	-	381	641
Vivien (AUS)	Gold	552	-	-	(42)	-	510	472
Other (Various)	Various	37	-	-	-	-	37	37
Total segments		7,983	5,675	(3,072)	(3,317)	-	7,269	11,500
Operating expenses		-	-	-	-	-	(2,288)	(1,832)
Foreign exchange		-	-	-	-	-	(191)	80
Finance expense		-	-	-	-	-	(250)	-
Income taxes paid		-	-	-	-	-	-	(478)
Other		-	-	-	-	-	(87)	8
Total corporate		-	-	-	-	-	(2,816)	(2,222)
Consolidated total		7,983	5,675	(3,072)	(3,317)	-	4,453	9,278

For the three months ended September 30, 2020:

	Primary	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Gain on amendment of royalty interest	Income before taxes	Cash from (used in) operations
	Product	$	$	$	$	$	$	$
Beta Hunt (AUS)	Gold	2,286	-	-	(184)	9,291	11,393	6,182
El Mochito (HON)	Silver	-	1,553	(348)	(430)	-	775	1,206
Florida Canyon (USA)	Gold	665	-	-	(172)	-	493	660
Hope Bay (CAN)	Gold	1,452	-	-	(422)	-	1,030	593
Karma (BFA)	Gold	735	-	-	(349)	-	386	1,372
La Colorada (MEX)	Gold	-	1,811	(629)	(284)	-	898	1,181
Moose River (CAN)	Gold	300	-	-	(161)	-	139	477
Moss (USA)	Silver	-	2,798	(545)	(920)	-	1,333	2,255
Mt Carlton (AUS)	Gold	557	-	-	(472)	-	85	851
Omolon (RUS)	Gold	1,643	-	-	(1,022)	-	621	-
San Jose (MEX)	Silver	538	-	-	(141)	-	397	388
Vivien (AUS)	Gold	415	-	-	(50)	-	365	523
Other (Various)	Various	98	-	-	(3)	-	95	230
Total segments		8,689	6,162	(1,522)	(4,610)	9,291	18,010	15,918
Operating expenses		-	-	-	-	-	(1,694)	(1,000)
Foreign exchange		-	-	-	-	-	396	40
Finance expense		-	-	-	-	-	(588)	-
Income taxes paid		-	-	-	-	-	-	(1,577)
Other		-	-	-	-	-	2,910	411
Total corporate		-	-	-	-	-	1,024	(2,126)
Consolidated total		8,689	6,162	(1,522)	(4,610)	9,291	19,034	13,792

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Three and Nine Month Periods Ended September 30, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

For the nine months ended September 30, 2021:

	Primary	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Gain on buy back of royalty interest	Income before taxes	Cash from (used in) operations
	Product	$	$	$	$	$	$	$
Auramet (USA)	Gold	-	2,166	(2,166)	-	-	-	1,816
Beta Hunt (AUS)	Gold	7,864	-	-	(561)	-	7,303	7,824
El Mochito (HON)	Silver	-	7,003	(1,709)	(1,199)	-	4,095	5,294
Florida Canyon (USA)	Gold	2,260	-	-	(622)	-	1,638	2,095
Hope Bay (CAN)	Gold	1,030	-	-	(341)	10,983	11,672	3,829
Karma (BFA)	Gold	2,083	-	-	(1,285)	-	798	2,260
La Colorada (MEX)	Gold	-	3,555	(1,292)	(763)	-	1,500	2,263
Moose River (CAN)	Gold	1,025	-	-	(412)	-	613	1,252
Moss (USA)	Silver	-	5,458	(1,089)	(1,729)	-	2,640	4,370
Mt Carlton (AUS)	Gold	2,303	-	-	(1,154)	-	1,149	2,166
Omolon (RUS)	Gold	2,528	-	-	(1,675)	-	853	3,561
San Jose (MEX)	Silver	1,894	-	-	(732)	-	1,162	1,902
Vivien (AUS)	Gold	1,705	-	-	(186)	-	1,519	1,808
Other (Various)	Various	173	-	-	(117)	-	56	172
Total segments		22,865	18,182	(6,256)	(10,776)	10,983	34,998	40,612
Operating expenses		-	-	-	-	-	(7,352)	(6,338)
Foreign exchange		-	-	-	-	-	(238)	(5)
Gain on convertible debenture		-	-	-	-	-	2,410	-
Finance expense		-	-	-	-	-	(764)	-
Income taxes paid		-	-	-	-	-	-	(2,379)
Other		-	-	-	-	-	(83)	(320)
Total corporate		-	-	-	-	-	(6,027)	(9,042)
Consolidated total		22,865	18,182	(6,256)	(10,776)	10,983	28,971	31,570

For the nine months ended September 30, 2020:

	Primary	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Gain on amendment of royalty interest	Income before taxes	Cash from (used in) operations
	Product	$	$	$	$	$	$	$
Beta Hunt (AUS)	Gold	6,156	-	-	(586)	9,291	14,861	9,957
El Mochito (HON)	Silver	-	2,173	(494)	(676)	-	1,003	1,680
Florida Canyon (USA)	Gold	1,789	-	-	(513)	-	1,276	1,855
Hope Bay (CAN)	Gold	3,979	-	-	(1,257)	-	2,722	2,470
Karma (BFA)	Gold	2,094	-	-	(1,327)	-	767	2,593
La Colorada (MEX)	Gold	-	4,637	(1,757)	(726)	-	2,154	2,880
Moose River (CAN)	Gold	1,164	-	-	(635)	-	529	1,230
Moss (USA)	Silver	-	5,753	(1,141)	(2,387)	-	2,225	4,613
Mt Carlton (AUS)	Gold	1,748	-	-	(1,495)	-	253	1,597
Omolon (RUS)	Gold	2,607	-	-	(1,697)	-	910	732
San Jose (MEX)	Silver	1,351	-	-	(430)	-	921	1,187
Silvertip (CAN)	Silver	-	-	-	-	-	-	184
Vivien (AUS)	Gold	1,230	-	-	(180)	-	1,050	1,216
Other (Various)	Various	431	-	-	(51)	-	380	578
Total segments		22,549	12,563	(3,392)	(11,960)	9,291	29,051	32,772
Operating expenses		-	-	-	-	-	(6,090)	(5,298)
Foreign exchange		-	-	-	-	-	160	57
Finance expense		-	-	-	-	-	(2,095)	-
Income taxes paid		-	-	-	-	-	-	(2,089)
Other		-	-	-	-	-	2,840	(188)
Total corporate		-	-	-	-	-	(5,185)	(7,518)
Consolidated total		22,549	12,563	(3,392)	(11,960)	9,291	23,866	25,254

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Three and Nine Month Periods Ended September 30, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

Non-current Assets by Geographical Region:

	September 30, 2021	December 31, 2020
North America
USA	$147,815	$107,064
Canada	38,140	73,820
Mexico	64,374	64,847
South & Central America
Guatemala	16,069	16,069
Chile	10,073	10,073
Peru	11,607	8,400
Dominican Republic	5,160	5,160
Honduras	7,308	5,097
Other
Burkina Faso	12,871	14,156
Australia	7,251	9,152
Russia	4,926	6,601
Côte d’Ivoire	4,030	4,030
Ghana	3,527	3,527
Argentina	3,200	3,200
Various	3,995	3,974
Total(1)	$340,346	$335,170

(1) Includes royalty, stream, and other interests (Note 4), prepaid gold interest (Note 5) and deferred financing costs and other.

15.	FINANCIAL RISK MANAGEMENT

The Company has exposure to a variety of financial risks from its use of financial instruments. This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

Capital Risk Management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At September 30, 2021, the capital structure of the Company consists of $369.5 million (December 31, 2020: $341.0 million) of total equity, comprising of share capital, reserves, accumulated other comprehensive income, and retained earnings, and $23.5 million (December 31, 2020: $32.0 million) drawn on the Company’s Credit Facility. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Credit Facility (Note 7). The Company is in compliance with its debt covenants at September 30, 2021.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Three and Nine Month Periods Ended September 30, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

Currency Risk

Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, investments, and trade and other payables denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at September 30, 2021, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the USD would increase (decrease) net income by $0.1 million and other comprehensive income by $0.4 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations, holding of cash and cash equivalents, and the amount available under the Credit Facility. As at September 30, 2021, the Company had cash and cash equivalents of $40.6 million (December 31, 2020: $7.8 million) and working capital of $56.0 million (December 31, 2020: $35.1 million). In addition, at September 30, 2021 the Company had $136.5 million available under its Credit Facility (Notes 7 and 17).

Other Risks

The Company is exposed to equity price risk as a result of holding common shares in other mining companies with a combined fair market value as at September 30, 2021 of $4.0 million (December 31, 2020: $18.2 million) (Note 6). The equity prices of investments are impacted by various underlying factors including commodity prices and the volatility in global markets as a result of COVID-19 and the daily exchange traded volume of the equity may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the equity. Based on the Company’s investments held as at September 30, 2021, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $0.4 million.

Fair Value Measurements

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares held that have direct listings on an exchange are classified as Level 1.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3: Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2021 and December 31, 2020. In accordance with IFRS 13, Fair Value Measurements, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As at September 30, 2021			As at December 31, 2020
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Common shares	$3,998	$-	$-	$18,190	$-	$-
Warrants	-	7	-	-	48	-
Prepaid gold interest	-	-	48,281	-	-	-
Convertible debenture	-	-	-	-	-	1,000
Total	$3,998	$7	$48,281	$18,190	$48	$1,000

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Three and Nine Month Periods Ended September 30, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

The fair values of the royalty, stream and other interests acquired through issuance of equity instruments were determined by a market approach using unobservable inputs into comparable transactions. As a result, for three and nine months ending September 30, 2021, the acquisition date fair values of royalty interests designated as Level 3 fair value measurements were $9.8 million. No royalty, stream and other interests were acquired through issuance of shares during the comparable period in 2020.

The fair value of the Additional Silver Stream acquired by the conversion of a debenture was determined using a discounted cash flow model with unobservable inputs. As a result, the fair value of the Additional Silver Stream of $3.4 million is designated as a Level 3 fair value measurement.

16.	CONTRACTUAL OBLIGATIONS

In connection with its Streams and Prepaid Gold Interest, the Company has committed to purchase the following:

	Percent of life of mine production or relevant commodity		Per ounce cash payment: Lesser of amount below and the then prevailing market price (unless otherwise noted)
Gold Stream interests
La Bolsa	5%		$450
La Colorada	100%		$650

Silver Stream interests
El Mochito	27.5	%(1)	25% of silver spot price
Moss	100	%(2)	20% of silver spot price

Prepaid Gold Interest
Auramet	1,250 ounces plus 2% of dividends paid(3) per quarter		16% of gold spot price

(1)	If 3.0 million ounces of silver are produced prior to April 1, 2022, Maverix’s silver purchase entitlement will decrease to 25% of life of mine silver production.
(2)	After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.
(3)	Amount of gold that is equivalent to all dividends distributed by Auramet on 2% of its shares.

In connection with the acquisition of the Silvertip Royalty in 2017, the Company may issue an additional 1,400,000 common shares of the Company when the Silvertip mine achieves commercial production and a cumulative throughput of 400,000 tonnes of ore through the processing plant is achieved.

In connection with the acquisition of a portfolio of royalties from Newmont Corporation in October 2020, the Company agreed to make certain contingent cash payments of up to $15.0 million if certain production milestones at certain assets are achieved within five years of closing the acquisition.

17.	SUBSEQUENT EVENTS

Increase and Expansion of Royalty Interest at Omolon

In October 2021, Maverix completed an agreement with Polymetal International plc (“Polymetal”) to increase and expand Maverix’s royalty interest in Polymetal’s Omolon hub operation located in Magadan Region, Russia. Maverix made a cash payment of $23.5 million to increase its effective interest to a 2.5% gross revenue royalty and expand the royalty coverage to include all licenses that currently comprise the Omolon hub. Upon sales of one million gold equivalent ounces at Omolon, post completion of the transaction, the effective interest will decrease from 2.5% to 2.0%, and upon sales of 1.2 million gold equivalent ounces, Maverix will make an additional $1.5 million cash payment.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Three and Nine Month Periods Ended September 30, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

Credit Facility Payment

Subsequent to September 30, 2021, the Company repaid $11.0 million, leaving $147.5 million available under the Company’s Credit Facility.

Quarterly Dividend Declared

On November 15, 2021, the Board of Directors of the Company declared a quarterly dividend of $0.0125 per common share payable on December 15, 2021 to shareholders of record as of the close of business on November 30, 2021.